Exhibit 99.1

Stripes III, LP (“Stripes LP”) holds securities of the Issuer. Stripes GP III, LLC (“Stripes GP”) serves as the general partner of Stripes LP. Stripes Holdings, LLC (“Stripes Holdings”) is the managing member of Stripes GP. Kenneth A. Fox is the managing member of Stripes Holdings.

Each of the entities listed above, other than Stripes LP, and Mr. Fox, disclaims beneficial ownership of any shares of the Issuer’s common stock owned of record by Stripes LP, except to the extent of any pecuniary interest therein, and the filing of this Form 3 shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.